Exhibit 16.1

February 27, 2013

Securities and Exchange Commission

Washington, D.C. 20549

Commissioners:

We have read the statements of Envestnet, Inc. included under Item 4.01 of its Form 8-K filed on February 14, 2013, and we agree with such statements to the extent that they are responsive to Item 304(a)(1) of Regulation S-K. We express no view with respect to the other statements made under Item 4.01.

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